Simpson Thacher & Bartlett

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HONG KONG

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Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

September 29, 2022

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cara Lubit
Mr. Robert Klein

Re:	Qudian Inc.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 29, 2022
File No. 001-38230

Ladies and Gentlemen:

On behalf of our client, Qudian Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 18, 2022 (the “August 18 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the August 18 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Annual Report. The translations from Renminbi to U.S. dollars in this letter were made at a rate of RMB6.3726 to US$1.00, the exchange rates set forth in the H. 10 statistical release of the Federal Reserve Board on December 30, 2021.

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MICHAEL J.C.M. CEULEN	MARJORY J. DING	DANIEL FERTIG	ADAM C. FURBER	YI GAO	MAKIKO HARUNARI	IAN C. HO	JONATHAN HWANG	ANTHONY D. KING	JIN HYUK PARK	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	BRUSSELS	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 148

1.

We note your disclosure of critical accounting estimates on page 162 refers to your critical accounting policies disclosures beginning on page 148, which discusses policies relating to the allowance for loan principal and financing service fee receivables on page 151 and regarding allowance for finance lease receivables on page 152.

Please revise your disclosures in future filings to address the items below for each of your critical accounting estimates. Refer to Item 5.E of Form 20-F and ASC 326-20-50-11.

•	Identify and explain why each critical accounting estimate is subject to uncertainty;

•	Identify key quantitative inputs in your baseline allowance estimates and how much each estimate has changed over the relevant period;

•	Quantify the qualitative component(s) of your estimates and explain or show how it interacts with the quantitative component during the periods presented;

•	Provide a sensitivity analysis quantifying a hypothetical impact or range of impact to allowances due to changes in the key inputs; and

•	Detail the length of time in your reasonable and supportable forecasts and the reversion method you apply after the reasonable and supportable forecast period, if applicable.

In response to the Staff’s comment, the Company proposes to add the following disclosure to its future annual reports on Form 20-F:

E. Critical Accounting Estimates

The Group prepares the consolidated financial statements in accordance with U.S. GAAP, which requires the Group to make judgments, estimates and assumptions that affect its financial condition and results. The Group continually evaluates these estimates and assumptions based on historical experience, current conditions and reasonable and supportable forecasts of future economic conditions. The use of estimates is an integral component of the financial reporting process, which requires the Group to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses in its consolidated financial statements and the accompanying notes. These estimates may differ from actual results under different conditions, which is subject to uncertainty. Some of the accounting policies require the most difficult, subjective and complex judgments and estimates and have had, or are reasonably likely to have a material impact on the Group’s financial condition or results of operations. The Group considers the policies discussed below to be critical to an understanding of its financial statements as their application places the most significant demands on the judgment of the Group’s management. For a detailed discussion of the Group’s significant accounting policies and related judgments, please see “Note 2—Summary of Significant Accounting Policies” in the Group’s audited consolidated financial statements included elsewhere in this annual report.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

Allowance for loan principal and financing service fee receivables

The Group recognizes an allowance for loan principal and financing service fee receivables based on estimate of the expected credit losses over the contractual term of these financial assets.

Allowance for loan principal and financing service fee receivables is calculated based on historical loss experience with the entire loan portfolio, using a roll rate-based model. For the detailed description of roll rate-based model, please see “Item 5. Operating and Financial Review and Prospectus — A. Operating Results — Critical Accounting Policies”. Subsequent to January 1, 2020, the Group applies a consistent credit risk management framework and adjusts the allowance that is determined by the roll rate-based model for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions which are subject to uncertainty. These factors mainly include gross-domestic product rates, consumer price indexes, per capita consumption expenditure, per capita disposable income and other considerations in 2021 and 2020. The Group analyzes a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model. One-year projections of the abovementioned factors are used as the life of loans are all within one year, and the projections are either sourced or derived from publicly available market information. These abovementioned factors are then fed into the linear regression equation to derive an expected loss rate for each loan portfolios based on delinquencies.

The expected loss rate of loan principal and financing service fee receivables is 10.1% and 17.7% as of December 31, 2021 and 2020, respectively. As of December 31, 2021, the estimate of expected credit losses is most sensitive to certain key inputs presented below, mainly due to the potentially significant impact that changes in these inputs may have on the Group’s consolidated statements of operations. The impacts of the indicated increase/decrease in the key inputs for the Group’s net income before income taxes are as follows (in RMB thousand, except for percentages):

Input	Relative Change	Increase/(Decrease)

Roll rate of current stage portfolio (not past due)	+/- 1%	24,524/(24,542)

Forecasted variation ratio of gross-domestic product rates	+/- 1%	(13,713)/15,971

Forecasted variation ratio of per capita disposable income	+/- 1%	(780)/706

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

Allowance for finance lease receivables

The Group recognizes an allowance for finance lease receivables based on estimate of the expected credit losses over the contractual term of these financial assets.

Allowance for finance lease receivables is calculated based on historical loss experience using probability of default (“PD”) and loss given default (“LGD”) methods. Subsequent to January 1, 2020, the Group applies a consistent credit risk management framework to the finance lease receivables in accordance with ASC 326 and adjusts the allowance that is determined by the PD and LGD methods for various qualitative factors that reflect reasonable and supportable forecasts of future economic conditions which are subject to uncertainty. These factors mainly include gross-domestic product rates, consumer price indexes, per capita consumption expenditure, per capita disposable income and other considerations in 2021 and 2020. The Group analyzes a combination of qualitative factors to the change in PD using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model. One-year projections of the abovementioned factors are used as the life of leases are all within one year, and the projections are either sourced or derived from publicly available market information. These abovementioned factors are then fed into the linear regression equation to derive an expected loss rate.

The expected loss rate of finance lease receivables is 13.9% and 10.5% as of December 31, 2021 and 2020, respectively. As of December 31, 2021, the estimate of expected credit losses is most sensitive to certain key inputs presented below, mainly due to the potentially significant impact that changes in these inputs may have on the Group’s consolidated statements of operations. The impacts of the indicated increase/decrease in the key inputs for the Group’s net income before income taxes are as follows (in RMB thousand, except for percentages):

Inputs	Relative Change	Increase/(Decrease)

Probability of default	+/- 1%	72/(72)

Loss given default	+/- 1%	313/(313)

Forecasted variation ratio of gross-domestic product rates	+/- 1%	(612)/601

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Short-term investments, page F-29

2.	We note your disclosure that short-term investments consist of wealth management products issued by banks or trust companies and negotiable certificate(s) of deposit.

Please address the items below.

•

Provide us with a more granular view of the composition of your short-term investments for 2020 and 2021; for example, a description of the types of “wealth management products” (e.g., equities, fixed income, alternative investments, etc.) and quantified amounts for these and negotiable certificate(s) of deposit; and

The Company respectfully advises the Staff that the Group has only held one type of wealth management products. The asset portfolios of such wealth management products are determined and managed by banks or trust companies, mainly including treasury bonds, central bank bills, and highly rated corporate bonds, and the Group measures such wealth management products at fair value. The principal of wealth management products is generally not guaranteed. The banks or trust companies publish the redemption price of wealth management products daily (measured at level 1) or publish the net value on a regular basis (measured at level 2). As of December 31, 2020, and 2021, the amounts of wealth management products held by the Group are RMB5,024 million and RMB5,409 million (US$848 million), respectively. In addition, the Group also holds marketable equity securities in listed companies and measures them at fair value in 2021 (level 1). The amount of marketable equity securities in listed companies is RMB406 million (US$64 million) as of December 31, 2021, as compared to nil as of December 31, 2020.

The Company further respectfully advises the Staff that the amount of negotiable certificate of deposit measured at fair value using quoted prices in active markets (level 1) was RMB112 million (US$18 million) as of December 31, 2021, as compared to nil as of December 31, 2020.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

•

In future filings, enhance your disclosures here and in your fair value footnote to provide additional granularity and detail regarding the composition of your short-term investments, showing the types and amounts of wealth management products as well as negotiable certificates of deposit.

In response to the Staff’s comment, the Company proposes to revise its original disclosure, starting on page F-29 of the Annual Report, as follows in its future annual reports on Form 20-F:

2. Summary of Significant Accounting Policies

Short-term investments

All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.

Short-term investments include wealth management products with the intention to sell in the near term which are classified as trading securities and measured at fair value. The realized investment income and changes in fair value are recognized in interest and investment income in the consolidated statements of comprehensive income. The banks or trust companies publish the redemption price of wealth management products daily (level 1) or publish their net value on a regular basis (level 2). As of December 31, 2020, and 2021, the amounts of wealth management products are RMB 5,024 million and RMB 5,409 million (US$ 848 million) respectively. In 2021, the Company also holds marketable equity securities (level 1) in listed companies and measures them at fair value. The amount of marketable equity securities in listed companies is RMB 406 million (US$ 64 million) as of December 31, 2021.

Short-term investments also include negotiable certificate of deposit. The Company purchased negotiable certificate of deposit in 2021 for the purpose of generating trading revenue. The negotiable certificate of deposit was measured at fair value on recurring basis using quoted prices in active markets (level 1). As of December 31, 2021, the amount of negotiable certificate of deposit is RMB 112 million (US$ 18 million).

19. Fair value measurements

Assets and liabilities measured at fair value on a recurring basis

The Company measured its short-term investments, long-term investments with readily determinable fair values, derivative instruments, investment in equity method investee under fair value option and guarantee liabilities at fair value on a recurring basis. The Company measures its short-term investments at fair value using the redemption price of wealth management products (level 1) daily or net value (level 2) on a regular basis published by the banks or trust companies, and quoted prices of marketable equity securities (level 1) and negotiable certificate of deposit in active markets (level 1).

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

Note 7. Investment in equity method investee, page F-51

3.

We note your disclosure on page F-52 that S-X 4-08(g) disclosures for the periods from June 17 to December 31, 2020 and January 1 to December 28, 2021 are not presented as SECO’s summarized financial information was unavailable when your financial statements were issued. We also note that SECO appears to have filed its 2020 Form 20-F on November 9, 2021 and its 2021 20-F on May 13, 2022. Please address the items below.

•	Provide us with your 2020 and 2021 significance calculations for your investment in SECO;

The table below sets forth the significance calculations for the Group’s investment in SECO:

	Year 2020	Year 2021

	RMB in thousands, except for percentages

Investment test
Period-end investment balance in SECO	306,276	N/A	*
Period-end total assets	13,398,032	N/A	*
Percentage	2.3%	N/A	*

Income test
Changes in fair value of the investment in SECO	366,345	251,634
Period covered	From June 17 to December 31, 2020	From January 1 to December 28, 2021
Qudian’s consolidated income before income taxes	1,220,798	846,409
Percentage	30.0%	29.7%

* The Group has ceased equity method accounting for SECO, as the Group’s director representative Qi Zhu resigned from the post of SECO director on December 28, 2021, and the Group no longer has significant influence over SECO.

•	As it relates to the significance calculations above, tell us your conclusions and how you have complied with the requirements under Regulation S-X Rule 3-09 and Rule 4-08(g);

•

Explain your consideration of filing an amendment to your Form 20-F for 2020 and/or 2021 to include audited financial statements of SECO, to the extent required by Rule 3-09, for relevant periods and 4-08(g) information when it became available; and

The Company respectfully advises the Staff that Regulation S-X Rule 3-09 (“Rule 3-09”) provides, in relevant parts, “these separate financial statements are required to be audited only for those fiscal years in which either the first or third condition set forth in §210.1-02(w), substituting 20 percent for 10 percent, is met.” Accordingly, the Company is required to file the separate financial statements of SECO for (i) the period from June 17, 2020 to December 31, 2020 and (ii) the period from January 1, 2021 to December 28, 2021 (collectively, the “Partial Periods”). The Company has not yet filed such financial statements. The Company has discussed with SECO and its auditor regarding the specific process of obtaining separate financial statements for the Partial Periods, which are currently unavailable. As of now the Company does not exercise significant influence over SECO, and the Company does not expect SECO will prepare financial statements for the Partial Periods. In order to avoid undue hardships to the Company, the Company proposes to use SECO’s audited financial statements for the full years of 2020 and 2021 to satisfy the requirements under Rule 3-09. If such approach is acceptable to the Staff, the Company will file an amendment to its Annual Report to disclose SECO’s audited financial statements for the full years of 2020 and 2021.

Simpson Thacher & Bartlett

Division of Corporation Finance

U.S. Securities and Exchange Commission

•	Tell us why the 2020 financial information required for Rule 4-08(g) was not available for inclusion in your 2021 Form 20-F filing, given that SECO filed its 2020 Form 20-F in November 2021.

The Company respectfully advises the Staff that although SECO filed its 2020 Form 20-F, which includes the financial statements for the three years ended December 31, 2020 in November 2021, the Company was unable to obtain SECO’s audited financial information for the period from June 17, 2020 to December 31, 2020 to satisfy the requirements of Rule 4-08(g) and thus was unable to provide the relevant disclosure in the Annual Report.

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If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email), or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Qudian Inc.

  Yan Gao, Vice President of Finance

Simpson Thacher & Bartlett

  Kai Fan

Ernst & Young Hua Ming LLP

  Frank Zhou

  Michael Yu